

FOR IMMEDIATE RELEASE

MICHAEL J. SCHALL   MARY C. JENSEN
CHIEF FINANCIAL OFFICER   DIRECTOR OF INVESTOR RELATIONS
(650) 849-1600   (650) 849-1656

ESSEX RESTRUCTURES ITS
SERIES B AND SERIES D PREFERRED UNITS

Palo Alto, California – January 08, 2004 – Essex Property Trust, Inc., (NYSE:ESS) a real estate investment trust (REIT) with apartment communities located in targeted West Coast markets, announced today that the Company has restructured its previously issued $50 million, 9.30% Series D Cumulative Redeemable Preferred Units ("Series D Units"), and its previously issued $80 million, 7.875% Series B Cumulative Redeemable Preferred Units ("Series B Units").

The existing distribution rate of 9.30% for the Series D Units will continue until July 27, 2004 – the end of the current non-call period. On July 28, 2004, the distribution rate on the Series D Units will be reduced to 7.875%. The date that the Series D Units can first be redeemed at the Company's option will be extended by six years to July 28, 2010. The date that the Series B Units can first be redeemed at the Company's option will be extended from February 6, 2003 to December 31, 2009.

Commenting on the transaction, Michael J. Schall, Senior Executive Vice President and Chief Financial Officer stated, "With today's favorable interest rate environment, lowering the Company's cost of equity capital represents one of its strategic objectives for 2004. Essex's goal in restructuring these units is to reduce the distribution rate on the Company's Series D Units consistent with today's favorable rate environment, thereby generating significant savings in future years, and creating long-term value for the shareholders of the Company."

Essex Property Trust, Inc., located in Palo Alto, California and traded on the New York Stock Exchange (ESS), is a fully integrated real estate investment trust (REIT) that acquires, develops, redevelops, and manages multifamily residential properties in selected West Coast communities. Essex currently has ownership interests in 121 multifamily properties (26,012 units), and has 1,056 units in various stages of development. Additional information about Essex can be found on the Company's web site at www.essexpropertytrust.com. If you would like to receive future press releases via e-mail-please send a request to investors@essexpropertytrust.com.

The statements which are not historical facts contained in this release such as the Company's beliefs and expectations regarding the Company's financing transactions, including the timing of redemptions of securities, are forward looking statements that involve risks and uncertainties which could cause actual results to be different than such forward looking statements including, but not limited to, change in the Company's strategy, the effect of changes in economic conditions, the effect of changes in interest rates and the demand for the Company's securities, the impact of competition and competitive pricing, the results of financing efforts, and other risks detailed in the Company's Securities and Exchange Commission filings. All forward-looking statements and reasons why results may differ included in this press release are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

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